Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215) 564-8000

September 17, 2012

VIA EDGAR

Christina DiAngelo
James O’Connor, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Delaware Group Adviser Funds
File Nos: 333-183244 and 333-183245

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of Delaware Group Adviser Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on September 7, 2012, with regard to the Registrant’s two Registration Statements on Form N-14 (the “Registration Statements”) that were filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2012, in connection with the following proposed reorganizations (the “Reorganizations”): (i) The Global Real Estate Securities Portfolio, a series of Delaware Pooled Trust (the “DPT Fund”) into the Delaware Global Real Estate Opportunities Fund, a series of the Registrant (the “Acquiring Fund”) (the “DPT Fund Reorganization”); and (ii) the Delaware Global Real Estate Securities Fund, a series of Delaware Group Equity Funds IV (the “DGEF IV Fund”) into the Acquiring Fund (the “DGEF IV Reorganization”).

For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Any disclosure changes required by these responses are being incorporated into filings being made pursuant to Rule 497 under the Securities Act of 1933.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statements.

1.	Comment: Provide an accounting/performance survivor analysis for the DGEF IV Reorganization.

Response:  Attached as Appendix A to this letter is the requested analysis.

2.	Comment: Explain why shareholder approval of the DGEF IV Reorganization is not required.

Response:  Attached as Appendix B to this letter is the requested analysis.

3.	Comment: In each letter to shareholders, replace the term “tax-free transaction” with “tax-free reorganization.”

Response:  The term has been replaced, as requested.

4.
Comment:  Add disclosure to clarify that, while the front-end sales load will be waived for Class A shares issued in conjunction with the DPT Reorganization, purchases of additional Class A shares following the Reorganization will be subject to the front-end sales load.

Response:  The disclosure has been added, as requested.

5.	Comment: Explain how inflows of Fund assets may be a consequence of the Reorganizations and whether economies of scale can be expected as a result of the Reorganizations.

Response:  As discussed in each Information Statement/Prospectus, a combined Fund may qualify for placement on retail advisory platforms that may permit the combined Fund to reach more investors and result in Fund inflows, which may result in cost saving due to economies of scale from the spreading of fixed costs over a larger asset base (although there can be no assurance that such operational savings will be realized).

6.	Comment: Include the total anticipated cost of each Reorganization.

Response:  The disclosure has been added, as requested.

7.	Comment: Confirm that there will be no material repositioning of the Funds’ portfolio holdings as a result of the Reorganization.

Response:  Because the Funds’ holdings are substantially the same, the Registrant does not expect that the Funds’ portfolio managers will sell any securities in anticipation of, or in connection with, the Reorganization.

8.	Comment: Provide an example of the “operational issues” that would be avoided by the DPT Fund Reorganization.

Response:  An example of the operational issues has been added, as requested.

9.	Comment: Explain why there will be no dilution of value to the shareholders of each Fund as a result of the reorganization.

Response:  Shareholders will receive shares of the Acquiring Fund equal in aggregate net asset value to their shares in the DPT Fund and DGEF IV Fund, respectively.  While, a shareholder may own a smaller percentage of the combined Fund, the aggregate net asset value of the shareholder’s holdings will be the same as prior to the Reorganization.

10.	Comment: In the footnote to the expense table, clarify that the fee waiver will be in place for one year following the date of the Reorganization.

Response:  The disclosure has been updated, as requested.

11.
Comment:  In the Information Statement/Prospectus relating to the DGEF IV Fund Reorganization, clarify that the expenses for the Acquiring Fund’s Class C and Class R shares are estimates because those share classes did not have any assets/shareholders prior to the Reorganization.

Response:  The disclosure in the introductory paragraph to the expense table has been revised, as requested.

12.
Comment:  In the Information Statement/Prospectus relating to the DPT Fund Reorganization, reference the performance provided in the Acquiring Fund’s prospectus rather than the Target Fund’s annual shareholder report.

Response:  The disclosure has been revised, as requested.

13.	Comment: Confirm whether the Funds’ use derivatives for hedging purposes only.

Response:  As stated in each Information Statement/Prospectus, the Funds anticipate using the following derivatives for the purposes discussed therein:

Each Fund may purchase or sell foreign currencies and/or engage in forward foreign currency exchange transactions in order to expedite settlement of portfolio transactions and to minimize currency fluctuations.  Each Fund may also enter into forward contracts to “lock in” the price of a security it has agreed to purchase or sell, in terms of U.S. dollars or other currencies in which the transaction will be consummated.

14.	Comment: In the Information Statement/Prospectus relating to the DPT Fund Reorganization, discuss whether the Board considered each Fund’s gross fees as well as fees net of any fee waivers.

Response:  The disclosure has been revised, as requested.

15.
Comment:  In the Information Statement/Prospectus relating to the DPT Fund Reorganization, clarify or remove the penultimate bullet point, which generally refers to “potential benefits…for the shareholders.”

Response:  The disclosure in question has been removed, as requested.

16.	Comment: Discuss the four factors identified in Investment Company Release 25666 that should be considered in a transaction entered into pursuant to Rule 17a-8.

Response:  Each of the factors have been discussed in each Information Statement/Prospectus: (i) any fees or expenses that will be borne directly or indirectly by the funds in connection with the merger; (ii) any effect of the merger an annual fund operating expenses and shareholder fees and services; (iii) any change in the funds’ investment objectives, restrictions, and policies that will result from the merger; and (iv) any direct or indirect federal income tax consequences of the merger to fund shareholders.

17.	Comment: Discuss whether the Independent Trustees believe the Reorganizations are in the best interests of the shareholders.

Response:   As described in the Information Statements/Prospectuses, the Boards, including all of the Independent Trustees present at the meeting, determined that the Reorganizations would be in the best interests of shareholders and that there would be no dilutive effect upon the shareholders of the Funds.

18.
Comment:  In the Information Statement/Prospectus relating to the DPT Fund Reorganization, remove the sentence that states that the Target Fund’s Board may consider other possible courses of action if the majority shareholder does not approve the Plan.

Response:  The disclosure has been removed, as requested.

19.
Comment:  In the Information Statement/Prospectus relating to the DPT Fund Reorganization, update the capitalization table with information as of a date within 30 days prior to the date of the filing of the Registration Statement.

Response:  The information has been updated, as requested.

20.
Comment:  In the Information Statement/Prospectus relating to the DGEF IV Fund Reorganization, update the capitalization table with information either: (i) as of April 30, 2012 to correspond the pro forma financial statements; or (ii) as of a date within 30 days prior to the date of the filing of the Registration Statement if the net asset value of the DGEF IV Fund does not exceed ten percent of the Acquiring Fund’s net assets (and remove the pro forma financial statements).

Response:  The net asset value of the DGEF IV Fund does not exceed ten percent of the Acquiring Fund’s net assets, so the information has been updated so that it is as of a date within 30 days prior to the date of the filing of the Registration Statement and the pro forma financial statements have been removed.

21.	Comment: Describe any material variations in the prospectus phrasing of the Funds’ strategies and risk, or, if the differences are immaterial, remove this clause.

Response:  This disclosure has been removed, as requested.

22.	Comment: Add the general risk of investment loss.

Response:  The disclosure has been added, as requested.

23.	Comment: Explain any material differences in the Funds’ risks.

Response:  As discussed in response to Comment #21, there are no material differences in the Funds’ strategies or risks, so the references to the variations in the prospectuses’ phrasing of such have been removed.

24.	Comment: With respect to the description of the counterparty risk on page 21, more clearly state what types of derivative instruments the Funds use.

Response:  As noted above, the Funds may enter into forward contracts and forward foreign currency exchange transactions.   In light of the SEC guidance provided in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures, the Registrant believes that the disclosure as a whole appropriately describes the derivatives in which the Funds invest, the purposes for which such derivatives are used, and the risks of the Funds’ use of such instruments.

25.	Comment: In the Information Statement/Prospectus relating to the DGEF IV Fund Reorganization, note that the Funds are not similar in terms of total net assets.

Response:  The disclosure has been added, as requested.

26.	Comment: In the Information Statement/Prospectus relating to the DGEF IV Fund Reorganization, clarify or remove the language in the Board consideration sections relating to “risk-adjusted returns.”

Response:  The disclosure has been removed, as requested.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8099 if you have any questions.

Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

Cc:           Kathryn Williams, Esq.
Delaware Investments

Appendix A

Accounting Survivor Position for Proposed Reorganization of Delaware Global Real Estate Securities Fund and Delaware Global Real Estate Opportunities Fund

I.	Introduction/Background

The purpose of this memorandum is to describe the various considerations and conclusions surrounding identification of the surviving entity for financial reporting purposes (i.e., accounting survivor) of the Reorganization of the Delaware Global Real Estate Securities Fund (“Real Estate Securities Fund”), a series of Delaware Group Equity Funds IV, into the Delaware Global Real Estate Opportunities Fund (“Real Estate Opportunities Fund”), a series of Delaware Group Adviser Funds.

As proposed, the four classes of the Real Estate Securities Fund will be reorganized into the corresponding four classes of the Real Estate Opportunities Fund as follows:

Real Estate Securities Fund	Real Estate Opportunities Fund
Class A Shares Class C Shares Class R Shares Institutional Class Shares	Class A Shares Class C Shares Class R Shares Institutional Class Shares

As a result of the Reorganization, the Real Estate Opportunities Fund will, in effect, “acquire” the Real Estate Securities Fund.  The Real Estate Opportunities Fund will be the surviving fund for legal, tax, accounting, and performance purposes.  For purposes of this memorandum, the post-Reorganization fund will be referred to as the “Combined Fund.”

The accounting and performance information of the Real Estate Opportunities Fund discussed herein represents that of The Global Real Estate Securities Portfolio, a series of Delaware Pooled Trust (the “DPT Fund”).  The DPT Fund will be the accounting and performance survivor following the close of that Fund’s reorganization into the shell Real Estate Opportunities Fund, which will occur prior to the reorganization of the Real Estate Securities Fund into the Real Estate Opportunities Fund.

II. Analysis

Legal Survivor

The substance of the Reorganization strongly favors that the Real Estate Opportunities Fund serve as both the legal and accounting survivor in the Reorganization.

Legal survivorship is an important, but not necessarily decisive, factor in determining accounting survivorship.  Fund Mergers (March 1, 2004), an authoritative white paper prepared by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute (the “ICI White Paper”) states that “[i]t is important to remember that it is not always the form of the transaction, but rather the substance that determines which fund is the survivor for accounting purposes.” (p. 19).  The identification of the legal survivor of a reorganization creates a presumption that the accounting survivor will be the same entity absent a compelling reason otherwise.  No such compelling reason is present here.

The NAST Letter and AICPA Guide
According to no-action relief provided by the SEC staff to North American Security Trust on August 5, 1994 (the “NAST Letter”), in order to determine which fund should be the accounting survivor, the attributes of the combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the combined fund.  The NAST Letter sets forth a number of factors that help to determine an appropriate performance survivor: “[among other factors,] funds should compare the various funds’ investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition.”  These factors are also set forth in the AICPA Accounting and Audit Guide for Investment Companies 2003 (the “AICPA Guide”) (pp.17-19) in order of relative importance:  portfolio management; portfolio composition; investment objectives, policies and restrictions; expense structures and expense ratios; and finally, asset size.  Set forth below is a comparison of the Funds across the various factors identified in the NAST Letter.

•
Portfolio Management:   Delaware Management Company (“DMC”), a series of Delaware Management Business Trust, serves as the investment adviser for both Funds.  Moreover, the Funds share the same portfolio managers.  After the Reorganization, DMC will serve as the investment adviser of the Combined Fund, and the portfolio managers currently serving as managers of the Funds will continue to serve in such capacity for the Combined Fund.  Thus, for the purpose of determining the appropriate accounting survivor, the Reorganization would not result in any change of investment adviser or portfolio managers.

•	Portfolio Composition: The Funds hold nearly identical portfolio securities. The percentage of commonly held securities exceeded 95% as of July 31, 2012.

•
Investment Objectives, Policies and Restrictions; Dividend Policy:  The Funds have the same investment objective: long-term capital appreciation.  The Funds’ investment policies and fundamental investment restrictions are also substantially the same.

•
Expense Structures and Expense Ratios:  The Funds have the same load structure and management fee schedule.  The Funds have substantially the same 12b-1 Plans, the only difference is that the Real Estate Securities Fund has a Class A 12b-1 fee of 0.30% (waived down to 0.25%) and the Real Estate Opportunities Fund has a Class A 12b-1 fee of 0.25%.  The Real Estate Opportunities Fund’s Class A 12b-1 fee rate will continue for the Combined Fund.  DMC’s current contractual fee waiver and expense reimbursement commitment for the Real Estate Opportunities Fund will be continued for at least one year for the Combined Fund following the Reorganization.  Furthermore, the contractual fee waiver relating to the 12b-1 fees for Class R of each Fund will apply to the Combined Fund.

Listed below are the total operating expense ratios of each Fund separately and of the Combined Fund (pro forma), both before and after fee waiver and expense reimbursements, as of September 30, 2011 (for the Real Estate Securities Fund) and October 31, 2011 (for the Real Estate Opportunities Fund).

	Real Estate Securities Fund	Real Estate Opportunities Fund	Pro Forma Combined Fund
	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements	Total Operating Expenses Before/After Fee Waivers and Expense Reimbursements
Class A	10.52%/1.40%	1.59%/1.40%	1.59%/1.40%
Class C	11.22%/2.15%	2.34%/2.15%	2.34%/2.15%
Class R	10.82%/1.65%	1.94%/1.65%	1.94%/1.65%
Institutional Class	10.22%/1.15%	1.34%/1.15%	1.34%/1.15%

•
Asset Size:  Based upon regulatory and accounting guidance, asset size is the least important of the factors listed.  As of August 31, 2012, the net asset size of the Funds was approximately $1.4 million for the Real Estate Securities Fund and $78 million for the DPT Fund.

The ICI White Paper states that when a small fund is judged to be the accounting survivor of a reorganization with a much larger fund, a presumption is created that the transaction is being structured to cherry-pick a performance track record and eliminate the performance track record of a poorly performing portfolio. (p. 18).  The concern that the transactions have been structured to preserve a favorable performance track record is not present here, as the larger fund will be the accounting survivor.  The Reorganization has not been structured to make a poor track record disappear, nor has the accounting survivor been designated for such purposes.  The performance history of the Funds’ Class A shares, as of December 31, 2011, is shown below.

	Real Estate Securities Fund	Real Estate Opportunities Fund
Average Annual Return 1 Year (Class A)	-10.16%	-9.65%
Average Annual Return Since Inception (Class A)*	-6.83%	-8.83%
*	The inception date for the Real Estate Opportunities Fund’s Class A was January 10, 2007. The inception date for the Real Estate Securities Fund’s Class A shares was September 28, 2007.

The structure of the Reorganization and the designation of legal and accounting survivor discussed above protect the integrity and consistency of the transaction, not a favorable track record.

III. Conclusion

Because the Real Estate Opportunities Fund will be the legal survivor and its investment policies, expense structure and dividend payment policy will be carried forward to the Combined Fund – all other things being equal – the Real Estate Opportunities Fund should also be the survivor for accounting and performance purposes following the Reorganization.

Appendix B

Explanation of Why Shareholder Approval of this Reorganization is Not Required

Generally, unless the Investment Company Act of 1940, as amended (the “1940 Act”), specifically requires a shareholder vote on a particular matter, the need for a shareholder vote on a matter is determined by the laws of the state in which an investment company is organized and the investment company’s governing instruments.  Delaware Group Equity Funds IV and Delaware Group Adviser Funds are both Delaware statutory trusts.  The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust.   In particular, Section 3806(b)(3) and (b)(4) of the Delaware Statutory Trust Act provides:

A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners;

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis. (emphasis added)

Delaware Group Equity Funds IV’s and Delaware Group Adviser Funds’ Agreements and Declaration of Trust, as amended, (the “Trust Agreements”) do not require a shareholder vote on a reorganization unless such vote is required by the 1940 Act.  Article V, Section 1 of the Trust Agreements provides, in part:

Section 1.  Voting Powers.  Subject to the provisions of Article III, Section 6(d), the Shareholders shall have power to vote only (i) for the election of Trustees, including the filling of any vacancies in the Board of Trustees, as provided in Article IV, Section 1; (ii) with respect to such additional matters relating to the Trust as may be required by this Declaration of Trust, the By-Laws, the 1940 Act or any registration statement of the Trust filed with the Commission; and (iii) on such other matters as the Board of Trustees may consider necessary or desirable.1

Article VIII, Section 4 of the Trust Agreements further provides:

A majority of the Board of Trustees may cause the Trust to sell, convey and transfer all or substantially all of the assets of the Trust, or all or substantially all of the assets associated with any one or more Series, to another trust, business trust, partnership, limited partnership, limited liability company, association or corporation organized under the laws of any state, or to one or more separate series thereof, or to the Trust to be held as assets associated with one or more other Series of the Trust, in exchange for cash, shares or other securities (including, without limitation, in the case of a transfer to another Series of the Trust, Shares of such other Series) with such transfer either (a) being made subject to, or with the assumption by the transferee of, the liabilities associated with each Series the assets of which are so transferred, or (b) not being made subject to, or not with the assumption of, such liabilities; provided, however, that, if required by the 1940 Act, no assets associated with any particular series shall be so sold, conveyed or transferred unless the terms of such transaction shall first have been approved at a meeting called for that purpose by the “vote of a majority of the outstanding voting securities,” as such phrase is defined in the 1940 Act, of that Series. (emphasis added)

Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8)2 of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act.  The Delaware Global Real Estate Securities Fund (“Real Estate Securities Fund”) and the Delaware Global Real Estate Opportunities Fund (“Real Estate Opportunities Fund”) are both part of the Delaware Investments Family of Funds, have boards comprised of the same trustees, and have the same investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act.  Among the requirements set forth in Rule 17a-8 are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger.  Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company3 that is not a Surviving Company4

1	The other specific sections of the Trust Agreement cited in this provision and By-laws are silent regarding the issue of voting on a reorganization.

2	Merger means the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and other company.

3	Merging Company is defined as any registered investment company (or series thereof) participating in the Merger.

4	Surviving Company is defined as a company in which shareholders of a Merging Company will obtain an interest as a result of the Merger.

(i.e., the Real Estate Securities Fund in the case of this Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i)
No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii)
No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii)
Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv)
Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

With regard to this Reorganization, all four conditions are satisfied:

(i)	The fundamental investment policies and limitations of the Funds are substantially the same.
(ii)	The Funds have substantially the same investment advisory contracts and have identical fee schedules.
(iii)
The Funds are part of investment companies that are comprised of the same members of the board of trustees (which are comprised of a majority of non-interested trustees that were elected by shareholders).

(iv)	The corresponding share classes of the Real Estate Opportunities Funds are subject to the same or lower Rule 12b-1 fees than the Real Estate Securities Fund.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust Agreements and Rule 17a-8 under the 1940 Act, no shareholder approval of this Reorganization is required.